Exhibit 3

Part III: **Manner of Operations**

Item 11:   Trading Services, Facilities and Rules

a. Provide a summary of the structure of the NMS Stock ATS marketplace (e.g., crossing system, auction market, limit order matching book) and explain the means and facilities for bringing together the orders of multiple buyers and sellers on the NMS Stock ATS.

Answer:

Discrete Match Events

The ATS accepts orders in all NMS Stocks eligible for trading (e.g., those that are not subject to a trading halt). The ATS offers two separate matching processes ("Matching Processes") that execute orders using discrete match events ("Match Events") in each security. Subscribers choose which Matching Process to which they send their orders. The Matching Processes are: (1) the "Midpoint Discrete Matching Process," which only include Midpoint Discrete Peg Orders and Midpoint Discrete Time-in-Force Orders and executes such orders at the midpoint of the prevailing NBBO at the time of the Match Event; and (2) the "Discrete Bid/Offer Matching Processes," which includes limit, market, ALO, and primary and marketable peg orders that execute at prices that are at or between the prevailing NBBO at the time of the Match Event. The Midpoint Discrete Matching Process is also referred to as Intelligent Midpoint. The Discrete Bid/Offer Matching Process is also referred to as ASPEN (Adverse Selection Protection Engine).

The Discrete Bid/Offer Matching Processes are three separate but identical Matching Processes that are distinguished solely by their fee structure. The three Discrete Bid/Offer Matching Processes are: "Discrete Bid/Offer Fee/Fee"; "Discrete Bid/Offer Maker/Taker"; and "Discrete Bid/Offer Taker/Maker." All Matching Processes, including the Midpoint Discrete Matching Process, act independent of each other, i.e., orders resting in one book do not interact with orders resting in another book.

Orders in the Midpoint Discrete Matching Process will not be displayed. Orders in the Discrete Bid/Offer Matching Processes may be marked by Subscribers as either displayed or non-displayed. Orders eligible to be Displayed Orders are: (1) Limit Orders, including ALO Orders and (2) Primary Peg Orders, including ALO Orders. The ATS will display Limit Orders and Primary Peg Orders that are at the same price as contra-side interest that is displayed (1) inside the ATS or (2) as part of the National Best Bid or Offer ("NBBO") as determined by the SIP and/or SRO proprietary data feeds. If a displayed Limit Order or Primary Peg Order would cross displayed contra-side interest inside the ATS or the NBBO, such order will be displayed at the displayed contra-side interest inside the ATS or NBBO price. In the event the displayed contra-side interest inside the ATS or the NBBO updates, such order's displayed price will be updated to the most aggressive price permissible without crossing displayed contra-side interest inside the ATS or the NBBO, up to the order's limit price. ALO orders will only execute if they are adding liquidity and will remain on the order book until canceled or they receive an execution.

b. Are the means and facilities required to be identified in Item 11(a) the same for all Subscribers and the Broker-Dealer Operator?

⊠ Yes ☐ No

If no, identify and explain any differences.

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

<u>Answer:</u>

The Matching Processes contain the following characteristics and any differences between them will be noted accordingly.

<u>Match Events</u>

The Match Events in each security occur at scheduled times as determined by the ATS's matching algorithm throughout the day and are calibrated separately by each Matching Process. Each Matching Process acts independently of each other. Described below is how the ATS determines the time between Match Events and how the ATS calibrates this time for each Matching Process.

Match Event Intervals for Midpoint Discrete Matching Process

The ATS randomizes the time between Match Events within a time range ("Match Event Intervals"); Match Event Intervals are calibrated on a security-by-security basis. A Match Event Interval for a security consists of a minimum amount of time between Match Events and a maximum amount of time between Match Events. The reason the time between Match Events is randomized within a Match Event Interval is to prevent Subscribers from attempting to discern a trading advantage by determining when the next Match Event will occur. The Midpoint Discrete Matching Process has Match Event Intervals between 150 microseconds and up to 200 milliseconds that are calibrated on a security-by-security basis.

At each Match Event for each security, the matching engine for the Midpoint Discrete Matching Process will retrieve the current NBBO and check its book for orders that can be matched. Orders eligible for matching will be matched in time priority at the NBBO midpoint price at the Match Event. The purpose of the scheduled matches is to achieve two objectives: (1) provide for as many matches as possible to maximize liquidity; and (2) keep the NBBO as stable as possible for a period of time after executions occur on the ATS. During Match Event Intervals (i.e., between Match Events), Subscribers have full order control and can cancel or reprice orders until the next Match Event.

The ATS's artificial intelligence functionality model ("AI Model") then analyzes the executions that occur on the ATS and adjusts the Match Event Interval to achieve the two objectives described above. Other factors that contribute to determining the Match Event Interval include time of day, volume and volatility in the security, average spread, trade size, and other market factors. The Match Event Intervals per security are adjusted after enough data points have been

accumulated to warrant an adjustment.

Below is an example of how the Midpoint Discrete Matching Process works using Match Event Intervals. The assumptions include:

> Security XYZ has a Match Event Interval to occur between 7 to 12 milliseconds apart.

> The next Match Event is scheduled at 10:01:04:003.

> Subscriber A has submitted a 500 share buy order with a limit price of $25.06 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

> Subscriber B has submitted a 200 share buy order with a limit price of $25.07 and TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ (this order was received after Subscriber A's order so Subscriber A has priority over Subscriber B).

> Subscriber C submits a 600 share sell order with no limit price and a TIF of Day to participate in the Midpoint Discrete Matching Process for Security XYZ.

At the next scheduled Match Event for Security XYZ, (10:01:04:003), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. The Midpoint price at the time of the Match Event is $25.06 and is the Matching Price. As a result, the following executions occur during the Match Event at 10:01:04:003.

> Subscriber A will match 500 shares with Subscriber C at $25.06.

> Subscriber B will match 100 shares with Subscriber C at $25.06.

> Subscriber A's 500 share order has been fully filled.

> Subscriber B received a fill of 100 shares and has 100 shares remaining that will be eligible for the next Match Event.

> Subscriber C's 600 share order has been fully filled.

The next Match Event will be at a time between 10:01:04:010 and 10:01:04:015 because the last match event was at 10:01:04:003 and the Match Event Intervals are between 7 and 12 milliseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above, the Match Event Intervals could increase (e.g., from 7-12 milliseconds to 12-16 milliseconds) stay the same (7-12 milliseconds) or decrease (e.g., from 7-12 milliseconds to 5-8 milliseconds).

Match Event Intervals for The Discrete Bid/Offer Matching Processes

The Discrete Bid/Offer Matching Processes will have Match Event Intervals between 150 and 900 microseconds that will be calibrated on a security-by-security basis. The AI Model for the Discrete Bid/Offer Matching Processes is similar to the AI Model of the Midpoint Discrete Matching Process but is calibrated separately such that, for any given security, the Match Event Intervals for the Discrete Bid/Offer Matching Processes will be different from the Match Event Intervals for the Midpoint Discrete Matching Process.

Below is an example of how the Discrete Bid/Offer Matching Processes works using Match Event Intervals. The assumptions include:

> Security XYZ has a Match Event Interval to occur between 175 to 200 microseconds apart.

> The next Match Event is scheduled at 10:01:04:003:005.

> Subscriber A has submitted a 500 share buy limit order with a limit price of $25.06 and TIF of Day to participate in the Discrete Bid/Offer Matching Processes for Security XYZ.

> Subscriber B has submitted a 200 share buy limit order with a limit price of $25.07 and TIF of Day to participate in the Discrete Bid/Offer Matching Processes for Security XYZ.

> Subscriber C submits a 600 share sell market order with no limit price and TIF of Day to participate in the Discrete Bid/Offer Matching Processes for Security XYZ.

At the next scheduled Match Event for Security XYZ (10:01:04:003:005), the matching engine retrieves the NBBO and determines that the NBBO is $25.05 by $25.07. As a result, the following executions occur during the Match Event at 10:01:04:003:005:

> Subscriber B will match 200 shares with Subscriber C at $25.07.

> Subscriber A will match 400 shares with Subscriber C at $25.06.

> Subscriber B's 200 share order has been fully filled.

> Subscriber A received a fill of 400 shares and has 100 shares remaining that will be eligible for the next Match Event.

> Subscriber C's 600 share order has been fully filled at prices of $25.06 and $25.07.

The next Match Event will be at a time between 10:01:04:003:180 and 10:01:04:003:205 because the last match event was at 10:01:04:003:005 and the Match Event Intervals are between 175 and 200 microseconds apart. This process will continue throughout the trading day.

The AI Model makes a daily determination as to whether the Match Event Intervals for each security should be increased, decreased, or stay the same. Registered Persons of the ATS review and approve the changes made by the AI Model.

In the XYZ example described above the Match Event Intervals could increase (e.g., from 175-200 microseconds to 185-205 microseconds), stay the same (175-200 microseconds), or decrease (e.g., from 175-200 microseconds to 165-180 microseconds). The AI Model determines the amount of the increase or decrease in the Match Event Intervals.

Minimum Resting Period

For the Midpoint Discrete Matching Process, only orders that have rested on the order book for a minimum period of time are eligible to match. "Minimum Resting Periods" are determined by the AI Model and set in a stock-specific fashion, similar to Match Events. The purpose of these periods is to further reduce adverse selection. However, in no event will the minimum resting period exceed 200 milliseconds. At this time, there will be no Minimum Resting Period for orders on the Discrete Bid/Offer Matching Processes.

Anti-Internalization

The ATS provides an "anti-internalization" setting to its Subscribers. This setting can be enabled upon client request and will prevent the self-matching of two orders from the same Subscriber on the ATS's order books. This setting will not be enabled by default, but can be enabled upon Subscriber request and will be enforced by the Client ID setting. Subscribers can either contact IntelligentCross trading operations to enable this functionality on an MPID basis or they can configure the trading systems to prevent self-crossing at a client or trading desk level.

Locked or Crossed Market

The ATS will not match if the NBBO as determined by the SIP and/or SRO proprietary data feeds for the stock is crossed (where the NBB price exceeds the NBO price) or if the NBBO as determined by the SIP and/or other SRO proprietary data feeds is locked (where the NBB price equals the NBO price).

Sub-Dollar Pricing

For orders in the Midpoint Discrete Matching Process, in the event that the NBB is less than $1.00, the ATS will execute orders at the midpoint price, regardless of the number of decimal places.

For orders in the Discrete Bid/Offer Matching Processes, in the event that the NBB is less than $1.00, the ATS will execute orders at valid prices within the NBBO.

Orders Eligible for Matching

With respect to the Midpoint Discrete Matching Process, the following orders will be eligible for matching during a Match Event:

1. Midpoint Discrete Peg Orders that are buy orders with limit prices equal to or higher than NBBO midpoint.

2. Midpoint Discrete Peg Orders that are sell orders with limit prices equal to or lower than NBBO midpoint.
3. Midpoint Discrete Peg Orders without limit prices.
4. Midpoint Discrete Time-in-Force Peg Orders that are buy orders with limit prices equal to or higher than NBBO midpoint.
5. Midpoint Discrete Time-in-Force Peg Orders that are sell orders with limit prices equal to or lower than NBBO midpoint.
6. Midpoint Discrete Time-in-Force Peg Orders without limit prices.

With respect to the Discrete Bid/Offer Matching Processes, the following orders will be eligible for matching during a Match Event:

1. Primary Peg Orders with no limit price or those with limit prices that are within the prevailing NBBO at the time of a Match Event.
2. Marketable Peg Orders with no limit price or those with limit prices that can execute within the prevailing NBBO at the time of a Match Event.
3. Limit Orders with limit prices that are within the prevailing NBBO at the time of a Match Event.
4. Market Orders.
5. ALO Orders

Match Priority Criteria

Generally, an order's match priority will be based on price, display type (for the Discrete Bid/Offer Matching Processes), and the time at which such order is received relative to other orders. With respect to the Discrete Bid/Offer Matching Processes, at each price level, Display Orders will have priority over non-Display Orders. All orders will be timestamped and accordingly prioritized based on the time of their receipt by the ATS. Matching instructions are specified in accordance with the FIX protocols described above in Part III, Item 5 and defined by industry standard FIX tags defined for these matching instructions.

Orders received by the ATS during the Pre-Market Order Acceptance Period will be queued until the beginning of Regular Trading Hours and then matched with time priority based on the order receipt by the ATS. Orders received outside these periods will not be accepted. For all eligible securities, the ATS will only execute if Limit-Up-Limit-Down ("LULD") bands are present and the effective price of a potential match is not constrained by a LULD band.

An amendment of an outstanding order will affect its match priority and Minimum Resting Period as follows:

1. If an order's size is decreased, its timestamp will remain the same, its priority will *not* change and it will *not* wait through a new Minimum Resting Period.
2. If an order's size is increased, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.
3. If an order's price is changed, the timestamp will be renewed, its priority will change and, if part of the Midpoint Discrete Matching Process, it will wait through a new Minimum Resting Period.

IntelligentCross conducts trading strictly in an agency capacity on the ATS. IntelligentCross does not conduct trading in a proprietary capacity.

Execution Errors

The ATS has written supervisory policies and procedures in place to handle trade execution errors and "clearly erroneous trades." Each potential error situation will be evaluated by the ATS's personnel on a case by-case basis. In particular, the ATS's error policy is included within the ATS's Subscriber Agreement that is signed by both parties (ATS and client) prior to the Subscriber's commencement of trading activity upon the ATS's platform. If a trade is transacted in error and it is determined that the error was due to a system failure or other issue with the ATS's platform that resulted in a poor execution (i.e., outside the NBBO), the ATS will contact each of the Subscribers associated with the error cross trade and inform them that the ATS is canceling the trade. The ATS will then initiate the cancel on the ATS and communicate either electronically (ACT Web for NASDAQ TRF) or over the telephone (NYSE TRF) the trade report cancellation for each side of the cross trade. In the instances in which the trade was good (i.e., inside the NBBO), and as a result of a systems issue, the ATS failed to acknowledge the execution to one of the two Subscribers associated with the error cross trade transacted on the ATS, the ATS will contact the affected Subscriber and ask whether or not they want to maintain (keep) the trade. If the Subscriber does not want to maintain the trade, the ATS will take the affected Subscriber's position and book it to IntelligentCross's error account. IntelligentCross will then trade out of the error position via IntelligentCross's routing broker as soon as is possible. An IntelligentCross employee will book the error position and subsequently close-out the transaction through IntelligentCross's error account for settlement purposes and document within IntelligentCross's systems all details regarding the error transaction(s). The error transaction detail will include all details surrounding the error trade(s) and subsequent close-out trades (if any). The detail will also include an identification of all associated parties, the cause/reason for the error, or details surrounding Subscriber contact(s). The error trade detail will then be reviewed and electronically signed off as "compliance review" by the CCO or his designee and subsequently reviewed and signed off on as "Supervisory Review" by IntelligentCross's CEO or his/her supervisory principal designee.

The ATS will also ~~perform the required OATS entries if the error trade is for an OATS reportable security~~ensure accurate CAT reporting.

With respect to a market wide event that may contain clearly erroneous transaction, the ATS monitors all email notification regarding clearly erroneous transactions. Upon receipt of a clearly erroneous e-mail notification, the ATS will immediately review the ATS's trading activity during the relevant timeframe to determine whether or not the ATS traded the securities referenced in the notification. The ATS will then take immediate action (if any executions have been identified through the review) to reverse the trades upon the ATS and NASDAQ's WebLink ACT. A file in IntelligentCross's systems will be created that documents any ACT reversals that have been performed as a result of a clearly erroneous notification.

Order Entry Restrictions

The ATS will not accept orders that reference a symbol not authorized for trading (e.g., if there is a trading halt). The minimum price variation ("MPV") for orders received by the ATS shall be $0.01

for orders priced $1.00 or greater, and $0.0001 for orders priced below $1.00. Orders received with increments below the MPV will be rejected.

Sell orders must be designated as long, short or short exempt in the event there is a short sale restriction in place. Subscribers are responsible for the compliance of their trades with all short sale locate and delivery rules and regulations.

Anonymity

All orders, executions, clearing contracts, and post-trade reports are anonymous. Subscribers are only made aware of IntelligentCross as party or contra-party on orders and executions.

The ATS does not provide any means of communication between Subscribers. There is no negotiation, chat, instant message, indication of interest, "Flash Order", or similar functionality provided.

d. Are the established, non-discretionary rules and procedures required to be identified in Item 11(c) the same for all Subscribers and the Broker-Dealer Operator?

☒ Yes ☐ No

If no, identify and explain any differences.